Exhibit 99.2

GOLD RESERVE INC.
September 30, 2016
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
November 23, 2016 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the September 30, 2016 consolidated financial statements and related notes.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities have included:

•         The execution of a settlement agreement on July 17, 2016 with the Bolivarian Republic of Venezuela (“Venezuela”) which included payment of the Award plus interest of approximately $770 million in respect of the Brisas project and an agreement whereby Venezuela will acquire the Company's Mining Data for $240 million;

•         The signing of an amendment to the settlement agreement (the “Settlement Agreement”) on November 4, 2016, whereby the parties agreed to a revised payment schedule as described below;

•         Entering an agreement ("Mixed Company Agreement") on August 7, 2016, for the formation of a jointly owned company ("Mixed Company") to develop the Brisas and the adjacent Cristinas gold-copper project (the "Brisas Cristinas Project");

•         The recent establishment of Empresa Mixta Ecosocialista Siembra Minera, S.A., the Mixed Company that will develop the Brisas Cristinas Project;

•         Evaluating other exploration mining prospects which on March 1, 2016, concluded in the acquisition of certain wholly-held Alaska mining claims pursuant to a Purchase and Sale Agreement dated as of January 12, 2016;

•         Completing a non-brokered private placement for gross proceeds of $34.3 million; and

•         Pursuing opportunities to dispose of the remaining Brisas Project related assets.

BRISAS ARBITRAL AWARD SETTLEMENT AND MINING DATA SALE

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

On September 22, 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award (the “Award”)  totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually. Since the Award was issued, we have diligently pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

On July 17, 2016, we signed a settlement agreement with Venezuela which contemplated payment of the Award including interest of approximately $770 million in respect of the Brisas project and acquisition of our mining data by Venezuela for $240 million.

The agreement included, among other terms:

•         Payment of the Award in respect of the Brisas project of approximately $770 million, including accrued interest up to February 24, 2016, in two installments, $600 million due on or before October 31, 2016 and the remaining approximately $170 million on or before December 31, 2016. The Company agreed to temporarily suspend the legal enforcement of the Award until final payment is made by Venezuela, at which time we will permanently cease all legal activities related to the collection of the Award.

•         The acquisition of our Mining Data by Venezuela for $240 million, payable in four quarterly installments of $50 million beginning October 31, 2016, with a fifth and final installment of $40 million due on or before October 31, 2017. After the final payment, the Mining Data will be transferred to the Venezuelan National Mining Database.

•         Venezuela agreed to use the proceeds from any financing it closes after the execution of this agreement to pay us the amounts owed under the agreement in preference to any other creditor.

•         We may terminate the agreement by written notice, without requiring any decision from any judicial authority if the two installments with respect to the payment of the Award are not received within the periods provided in the Settlement Agreement.

On November 4, 2016, we announced the execution of an amendment to the settlement agreement (the “Settlement Agreement”) whereby the parties agreed to a revised payment schedule (including the timing of the temporary suspension of the enforcement of the Award) under which Venezuela will make payments related to the Award and Mining Data as follows: $300 million on or before November 30, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017. The payments for the Award and Mining Data are contingent upon Venezuela obtaining the necessary financing. Management has determined that a contingent gain would not be recognizable prior to such financing being obtained.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Mining Data

We have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% calculated on the proceeds actually received by us with respect to the Arbitral Award and/or the disposition of the Mining Data related to the prior development of the Brisas Project.

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause.

We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 10 to the consolidated financial statements).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Upon the receipt of net cash proceeds related to the payment of the Award or from the disposition of the Mining Data as defined in the Indenture (as amended), we are required to offer to redeem the 2018 Notes (as defined below) and related Interest Notes at a price equal to 120% of the principal amount.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

EXPLORATION PROSPECTS

Empresa Mixta Ecosocialista Siembra Minera, S.A.,

On August 7, 2016, we executed an agreement ("Mixed Company Agreement") for the formation of a jointly owned company ("Mixed Company") and, more recently, we took steps together with Venezuela to establish Empresa Mixta Ecosocialista Siembra Minera, S.A. the Mixed Company that will develop the Brisas Cristinas Project. The Mixed Company is beneficially owned 55% by Venezuela and 45% by Gold Reserve and irrespective of the timing of the payments related to the Award and/or the Mining Data, the parties will retain their respective interest in the Mixed Company in the event the agreed upon payments are not made by Venezuela. The mining project term is 40 years (20 years with two 10 year extensions).

Generally the terms of the Mixed Company Agreement include:

•         Venezuela will contribute to the Mixed Company, the rights to the gold, copper, silver and other strategic minerals contained within an area located in southeast Bolivar State which includes the Brisas Cristinas Project. We will provide, under a Technical Services Agreement, engineering, procurement and construction services to the Mixed Company for a fee of 5% of all costs of construction and development of the project. After commencement of commercial production, we will be paid a fee of five percent (5%) of the technical assistance costs during operations.

•         We will work with Venezuela to complete financing(s) to fund the contemplated $2.1 billion anticipated capital costs of the Brisas Cristinas Project.

•         Presidential Decrees and Ministerial and Central Bank resolutions will be issued within the legal framework of the "Orinoco Mining Arc”, providing for tax and fiscal incentives for mixed companies operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the mixed companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities.

•         The parties will participate in the net profits of the Mixed Company, in accordance with an agreed upon formula resulting in specified respective percentages based on the sales price of gold per ounce.  For sales up to $1600 per ounce, net profits will be allocated 55% to Venezuela and 45% to Gold Reserve. For sales greater than $1600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1600 and $3500 per ounce, net profits will be allocated 55.0%  ̶  45.0% and 60.5%  ̶  39.5%, respectively.

•         The Mixed Company will pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years and 7% thereafter.

•         The Mixed Company will be authorized to maintain funds associated with future capital cost financings in off-shore US dollar accounts.

•         The Mixed Company will be authorized to export and sell its concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain proceeds from such sales in an US dollar account.

•         The sales proceeds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs for the Brisas Cristinas Project. In addition, dividends and profit distributions, if any, will be directly paid to the Mixed Company shareholders.

•         If Venezuela enters into an agreement with a third party to perform similar activities on another mining project in the designated mining area (the" Mining Arc") with terms and conditions that are more favorable than the tax and fiscal incentives provided the Mixed Company, Venezuela will use its best efforts to grant to the Mixed Company similar terms. Venezuela has also agreed to indemnify us any against future legal actions associated with the Brisas Cristinas Project.

•         Venezuela will indemnify us and our affiliates against any future legal actions associated with the Brisas Cristinas Project.

•         The Mixed Company Board of Directors will be comprised of seven individuals, of which four will be appointed by Venezuela and three by us.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska.

The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

Financial Overview

Recent operating results have primarily been shaped by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, signing of the Settlement (as amended) and Mixed Company Agreements, interest expense related to our debt and maintenance of our legal and regulatory obligations.

We have no commercial production and, as a result, we continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Arbitral Award and/or proceeds from the sale of the Mining Data and/or successfully develop the Brisas Cristinas Project.

Historically we have financed our operations principally through the issuance of common stock and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award and/or proceeds from the sale of the Mining Data, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding Convertible Notes and Interest Notes and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our efforts to address longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

During the fourth quarter of 2015, we issued approximately $13.4 million of new convertible notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, (the "2018 Notes"). The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 11 to the consolidated financial statements).

Liquidity and Capital Resources

At September 30, 2016, the Company had cash and cash equivalents of approximately $39.7 million which represents an increase from December 31, 2015 of approximately $30.4 million. The net increase was due to gross proceeds of $34.3 million from a private placement of common shares and proceeds of $4.1 million from the issuance of common shares upon the exercise of stock options. These proceeds were partially offset by cash used in operations as more fully described in the “Operating Activities” section below.

	2016	Change	2015
Cash and cash equivalents	$39,724,064	$30,373,172	$9,350,892

As of September 30, 2016, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $40.3 million, Brisas Project related equipment with an estimated fair value of approximately $12.2 million (See Note 7 to the consolidated financial statements), short-term financial obligations including accounts payable and accrued expenses of approximately $1.2 million and long-term indebtedness of approximately $62.6 million face value.

We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule will require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. We are continuing our efforts to realize value from the remaining Brisas Project related assets and pursue all financing activities necessary, including assisting Venezuela, to fund the payment of the Arbitral Award and acquisition of the Mining Data. We may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

Cash flow used in operating activities for the nine months ended September 30, 2016 and 2015 was approximately $7.5 million and $4.5 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

Cash flow used in operating activities during the nine months ended September 30, 2016 increased from the prior comparable period primarily due to increases in costs associated with collection and/or settlement efforts related to the Arbitral Award and increase in legal expense associated with corporate tax planning and additional regulatory filings.

Investing Activities

During the nine months ended September 30, 2016, the company acquired the LMS Gold Project for $350,000 and recorded proceeds from the disposition of marketable securities of $48,456. The Company received proceeds from the sale of equipment of $165,000 during the first nine months of 2015. As of September 30, 2016, the Company held approximately $12.2 million of Brisas project related equipment intended for future sale or use.

Financing Activities

During the second quarter of 2016, the Company closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the “Private Placement”). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. During the nine months ended September 30, 2016 and 2015, certain directors, officers, employees and consultants exercised approximately 2.3 million and 0.1 million outstanding options, respectively for net proceeds to the Company of approximately $4.1 million and $0.1 million, respectively.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2016 (For further details see Note 11 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1]	$ 57,345,717	$ -	$ 56,307,717	$ -	$ 1,038,000
Interest Notes	22,344,192	-	22,344,192	-	-
Interest	342,540	57,090	114,180	114,180	57,090
	$ 80,032,449	$ 57,090	$ 78,766,089	$ 114,180	$ 1,095,090

1         Includes $56,307,717 principal amount of remaining 2018 Notes which consists of convertible notes and interest notes from previous financings and restructurings and $1,038,000 principal amount of 5.50% convertible notes due June 15, 2022 (together the "Convertible Notes”). The amounts shown above include the principal payments due unless the notes are converted into our Class A common shares, redeemed or repurchased prior to their due date pursuant to the terms of the Indenture governing the Convertible Notes (See Note 11 to the consolidated financial statements).

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of September 30, 2016 is comprised of approximately $40.4 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes and post restructuring Interest Notes of approximately $5.3 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

During 2014 we extended the maturity date of approximately $25.3 million notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million of new notes also maturing December 31, 2015. The interest paid on the extended notes was increased to 11% from 5.5% consistent with the interest paid on the new notes.

During 2015 we extended the maturity date of approximately $43.7 million notes and interest notes from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional notes also maturing December 31, 2018 (referred to herein as the 2018 Notes).

Results of Operations

Summary Results of Operations

		Three months			Nine months
	2016	2015	Change	2016	2015	Change
Other Income (Loss)	$ 6,798	$ (1,662)	$ 8,460	$ 60,751	$ 4,192	$ 56,559
Total Expenses	(5,592,354)	(3,579,384)	(2,012,970)	(15,206,114)	(11,751,023)	(3,455,091)
Net Loss	$(5,585,556)	$ (3,581,046)	$(2,004,510)	$(15,145,363)	$(11,746,831)	$(3,398,532)

Consolidated net loss for the three and nine months ended September 30, 2016 was approximately $5.6 million and $15.1 million, respectively compared to $3.6 million and $11.8 million in the comparable periods in 2015.

Other Income

		Three months			Nine months
	2016	2015	Change	2016	2015	Change
Gain on disposition of marketable securities	$ 60	$ -	$ 60	$ 48,360	$ -	$ 48,360
Loss on sale of equipment	-	-	-	-	(9,432)	9,432
Interest	17,384	3	17,381	30,290	42	30,248
Gain (loss) on settlement of debt	(8,135)	-	(8,135)	(6,543)	-	(6,543)
Foreign currency gain (loss)	(2,511)	(1,665)	(846)	(11,356)	13,582	(24,938)
	$ 6,798	$ (1,662)	$ 8,460	$ 60,751	$ 4,192	$ 56,559

As the Company has no commercial production at this time, other income is typically variable from period to period. The change in other income was primarily due to gain on disposition of marketable securities and an increase in interest income as a result of increased levels of cash partially offset by an increase in foreign currency loss.

Expenses

Corporate general and administrative expense for the nine months ended September 30, 2016 decreased from the comparable period in 2015 primarily due to a decrease in non-cash charges associated with stock options. The increase in legal and accounting expense during the first nine months of 2016 is primarily attributable to fees incurred in relation to additional regulatory filings associated with the restructuring of convertible notes in November 2015 and corporate tax planning. Expenses related to the Arbitral Award Settlement during the nine months ended September 30, 2016 increased from the comparable period in 2015 by approximately $1.1 million due to increased settlement efforts. Expenses associated with the formation of the Mixed Company totaled approximately $1.4 for the nine months ended September 30, 2016. The increase in interest expense was due to the 2015 extension of the maturity date of the outstanding notes and the issuance of additional notes.  Overall, total expenses for the three and nine months ended September 30, 2016 increased by approximately $2.0 million and $3.5 million over the comparable periods in 2015.

		Three months			Nine months
	2016	2015	Change	2016	2015	Change
Corporate general and administrative	$ 666,030	$ 639,406	$ 26,624	$ 2,156,664	$ 2,318,919	$ (162,255)
Exploration	26,901	58,747	(31,846)	141,830	180,809	(38,979)
Legal and accounting	342,299	22,656	319,643	609,763	151,102	458,661
	1,035,230	720,809	314,421	2,908,257	2,650,830	257,427

Arbitral Award Settlement	855,218	169,617	685,601	2,584,662	1,498,224	1,086,438
Mixed Company	828,608	–	828,608	1,386,829	–	1,386,829
Equipment holding costs	160,249	171,195	(10,946)	644,050	561,503	82,547
Interest expense	2,713,049	2,517,763	195,286	7,682,316	7,040,466	641,850
	4,557,124	2,858,575	1,698,549	12,297,857	9,100,193	3,197,664
Total expenses	$ 5,592,354	$ 3,579,384	$2,012,970	$ 15,206,114	$ 11,751,023	$3,455,091

SUMMARY OF QUARTERLY RESULTS

Quarter ended	9/30/16	6/30/16	3/31/16	12/31/15	9/30/15	6/30/15	3/31/15	12/31/14
Other Income (loss)	$6,798	$9,032	$44,921	$(541,993)	$(1,662)	$(10,748)	$16,602	$(7,099,515)
Net loss
before tax (1)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)
Per share	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)
Fully diluted	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)
Net loss (1)	(5,585,556)	(4,637,513)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)
Per share	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)
Fully diluted	(0.06)	(0.06)	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)

(1)     Net loss from continuing and total operations attributable to owners of the parent.

In the second and third quarters of 2016, other income (loss) consisted of interest income, gain (loss) on settlement of debt and foreign currency loss. Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the first and third quarters of 2015 was a result of foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment. Other income (loss) in the fourth quarter of 2014 was primarily due to write down of property and equipment and loss on impairment of marketable securities.

In the third quarter of 2016, net loss increased mainly as a result of increased expenses related to increased efforts to settle the Arbitral Award and the incurrence of costs associated with the formation of the Mixed Company. Net loss in the second quarter of 2016 decreased as a result of a decrease in arbitration enforcement and collection and legal and accounting expense. In the first quarter of 2016, net loss decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in costs associated with efforts to settle the Arbitral Award. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration enforcement and collection costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration enforcement and collection costs and accretion of Convertible Notes. Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.